Chemtura follow up questions:

Analysis of Legacy Witco Pension and OPEB Plans

1. Please expand upon what you mean by your statement that you are no longer in the business of producing or selling batteries and carbon black. Was Chemtura ever involved in producing or selling these products, or just Witco prior to the acquisition? When did Witco stop producing or selling these products?

2. Refering to your statement, "All costs are associated with individuals that were inactive from employment with Witco at the time of the merger." Please tell us who exactly you are referring (i.e., the inactive corporate employees or the employees from all three categories).

3. For the expenses in question, please break out for us the amount that relates to interest accretion, actuarial gains/(losses), returns on plan assets, OPEB, etc.

4. Are you incurring any other costs related to the "discontinued businesses" beyond the pension and OPEB plan costs? If you are, please provide us with a description of these costs, the amounts for each period presented, and the classification of the costs.

Summary of Reclassifications Requested by the SEC

1. You have provided us with 2 alternatives, which mainly show the difference between reclassifying the earnings from equity method investees to nonoperating versus reclassifying the gain on sale of Gustafson to operating. Please tell us what you have decided with regards to this issue, or if you want to further discuss this issue.

2. Are you proposing to keep the pension and OPEB plans costs that relate to discontinued businesses within nonoperating expenses of continuing operations or within discontinued operations?